UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File No. 001-34244

HUDBAY MINERALS INC.
(Translation of registrant's name into English)

25 York Street, Suite 800
Toronto, Ontario
M5J 2V5 Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [   ]           Form 40-F [X]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes [   ]                     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

EXPLANATORY NOTE

On March 30, 2016, HudBay Minerals Inc. (“Hudbay”) filed on the Canadian Securities Administrators’ System for Electronic Document Analysis and Retrieval (SEDAR) website at www.sedar.com the following documents: (i) a Certification of Chief Executive Officer pursuant to Form 52-109F1, (ii) a Certification of Chief Financial Officer pursuant to Form 52-109F1, (iii) a copy of its US$300,000,000 Third Amended and Restated Credit Facility, dated as of March 30, 2016 and (iv) a copy of its US$200,000,000 Amended and Restated Credit Facility, dated as of March 30, 2016.

Copies of the filings are attached to this Form 6-K and incorporated herein by reference, as follows:

•	Exhibit 99.1 – Certification of Chief Executive Officer pursuant to Form 52-109F1;

•	Exhibit 99.2 – Certification of Chief Financial Officer pursuant to Form 52-109F1;

•	Exhibit 99.3 – US$300,000,000 Third Amended and Restated Credit Facility, dated as of March 30, 2016; and

•	Exhibit 99.4 – US$200,000,000 Amended and Restated Credit Facility, dated as of March 30, 2016.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HUDBAY MINERALS INC.
(registrant)

By:	/s/Patrick Donnelly

Name:	Patrick Donnelly

Title:	Vice President and General Counsel

Date: March 31, 2016

EXHIBIT INDEX

The following exhibits are furnished as part of this Form 6-K:

Exhibit	Description

99.1	Exhibit 99.1 – Certification of Chief Executive Officer pursuant to Form 52-109F1;

99.2	Exhibit 99.2 – Certification of Chief Financial Officer pursuant to Form 52-109F1;

99.3	Exhibit 99.3 – US$300,000,000 Third Amended and Restated Credit Facility, dated as of March 30, 2016; and

99.4	Exhibit 99.4 – US$200,000,000 Amended and Restated Credit Facility, dated as of March 30, 2016.